Writer’s direct phone (312) 460-5962 Writer’s e-mail mblount@seyfarth.com	131 South Dearborn Street Suite 2400 Chicago, Illinois 60603 (312) 460-5000 fax (312) 460-7000 www.seyfarth.com

February 6, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    Attn:   Pamela A. Long
    Assistant Director
    Division of Corporation Finance

Re:	India Globalization Capital, Inc.
Preliminary Proxy Statement on Schedule 14A
File No. 1-32830

Dear Ms. Long:

This letter is intended to respond to the comments set forth in your letter dated February 6, 2008 (the “Comment Letter”) with respect to the Amended Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) filed by India Globalization Capital, Inc. (the “Company”) on February 1, 2008.  As suggested in the Comment Letter, if these responses are acceptable to the Commission, we will incorporate the changes into the Company’s Definitive Proxy Statement.  The numbered paragraphs below correspond to the numbered comments in the Comment Letter.  Page references are to pages in the Amended Proxy Statement.

General

1.           The Company anticipates mailing the Definitive Proxy Statement to shareholders on or before February 11, 2008. The Company acknowledges that if the Definitive Proxy Statement is not mailed by February 11, 2008, it may be required to update the financial statements in the Definitive Proxy Statement.

Table of Contents, page vi

2.           We will appropriately revise descriptions of the Annexes in the Table of Contents and the references within the Definitive Proxy Statement to the annexes.   With respect to certain of the Commission’s specific comments on this point:

•
The description of Annex F in the Table of Contents will read as follows:  “Annex F: Amendment to the Share Subscription Agreement Dated September 16, 2007, entered into on December 21, 2007 by and among India Globalization Capital, Inc., Techni Bharathi Limited and the persons named as Promoters therein.”

•
The description of Annex I in the Table of Contents will read as follows: “Annex I: Letter Agreement dated January 8, 2008 by and among India Globalization Capital, Inc., Odeon Limited, and Techni Bhararti Limited amending the Share Purchase Agreement dated September 21, 2007 by and among India Globalization Capital, Inc. and Odeon Limited”.  This is consistent with the Company’s description of the agreement elsewhere in the Proxy Statement. See, e.g., the following disclosure under the caption “Odeon Share Purchase Agreement” on page 67 of the Amended Proxy Statement:  “On January 8, 2008, IGC entered into a letter agreement with TBL and Odeon (the “Odeon Amendment”) amending the Odeon Purchase Agreement.”

•	The references to the acquisition agreements being attached as annexes A-G is inadvertent and will be revised to refer to annexes A-I.

•	The references to the CWEL agreements as being attached as annexes I and J is inadvertent and will be revised to refer to annexes J and K.

•	The references to the stock plan as being attached as annex K is inadvertent and will be revised to refer to annex L.

Writer’s direct phone (312) 460-5962 Writer’s e-mail mblount@seyfarth.com	Securities and Exchange Commission Attn: Pamela A. Long February 6, 2008 Page 2

Q. If I have conversion rights, how do I exercise them?, page 21

3.           The reference to $5.82 is inadvertent. We will revise the language in the Definitive Proxy Statement to read as follows:  “Based on the amount of cash held in the trust account as of September 30, 2007, including interest accrued as of that date and net of estimated taxes, you will be entitled to convert each share of common stock that you hold into approximately $5.89”.

Comparable Transactions, page 51

4.           We will add the following sentence to the end of the paragraph following the table in the “Comparable Transactions” Section:  “The total amount of money in escrow as on September 30, 2007 is $67,091,690.”.

Closing

The Company acknowledges that:

(a)  the Company is responsible for the adequacy of the disclosure in the filings;

(b)  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(c)  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the staff’s comments with respect to the Proxy Statement.  If you have any questions with respect to this letter, please contact the undersigned at (312) 460-5962.

Very truly yours,

SEYFARTH SHAW LLP

/s/ Michael Blount

Michael E. Blount
cc:	Ram Mukunda
Edward M. Kelly